Chunghwa Telecom Reports 2014 Guidance

TAIPEI, Taiwan, R.O.C. January 28, 2014 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its guidance for 2014 on a consolidated basis. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

“We are glad to report to you that we ended 2013 with strong operational results in both growing our mobile business and upgrading customers to higher speed services,” stated Dr. Rick L. Tsai, Chairman and CEO of Chunghwa Telecom. “Our chief focus for 2014 is on the seamless rollout of 4G services in the second half of the year, with the aim to be not only the first 4G operator in Taiwan, but also the best 4G operator in terms of service and network quality. Facing market saturation and competition on broadband business, we will continue to support growth through offering attractive convergence plans and facilitating higher-speed migration. Lastly, we plan to launch ground-breaking 300Mbps speed services, helping us to solidify our technological superiority and maintain our market leading position.”

Total revenue in 2014 is expected to slightly increase by NT$0.23 billion, or 0.1%, to NT$228.23 billion compared to the unaudited consolidated revenue for 2013. Expected increases in revenue due to on-going promotions for mobile internet and growth in handset sales as well as ICT projects will likely be offset by expected the voice revenue decline and tariff reductions. Broadband revenue is expected to be flat year-over-year due to market competition.

Operating costs and expenses for 2014 are expected to increase by NT$4.21 billion to NT$184.70 billion. Costs of handset sold are expected to increase along with the promotion of mobile internet packages and customers’ migration to 3G. Increase in CAPEX for the Company’s fixed and mobile broadband businesses is expected to result in higher depreciation and maintenance expenses. The 4G license acquisition will also increase amortization expenses.

Non-operating income is expected to decrease by NT$0.88 billion due to declines in both interest income and gains on disposal of financial assets. Income before income tax and comprehensive income attributable to stockholders of the parent are expected to be NT$44.20 billion and NT$35.84 billion, respectively, representing decreases of NT$4.94 billion and NT$2.86 billion, respectively. Earnings per share is expected to decrease to NT$4.62.

Not counting for the 4G license payment of NT$39.08 billion, CAPEX for 2014 is budgeted to increase by NT$3.72 billion year-over-year to NT$40.13 billion, primarily due to costs associated with the build-out of the 4G network, fiber broadband, mobile network, and cloud infrastructure.

	2014(F)	2013		YoY
(NT$ billion except EPS)			change
		(unaudited)		(%)

Revenue	228.23	228.00	0.23	0.1

Operating Costs and
	184.70	180.49	4.21	2.4
Expenses

Other Income and Expense	0	0.8	(0.8)	(100)

Income from Operations	43.53	47.59	(4.06)	(8.5)

Non-operating Income	0.67	1.55	(0.88)	(56.8)

Income before Income Tax	44.20	49.14	(4.94)	(10.1)

Comprehensive Income
attributable to stockholders	35.84	38.70	(2.86)	(7.4)
of the parent

EPS(NT$)	4.62	5.14	(0.52)	(10.1)

EBITDA	77.10	79.78	(2.68)	(3.4)

EBITDA Margin	33.8%	35.0%

Acquisition of Material
	40.86	75.64	(34.78)	(46.0)
Assets

Acquisition of Property,
	40.13	36.41	3.72	10.2
Plant and Equipment

Concession	0	39.08	(39.08)	(100)

Others	0.73	0.15	0.58	386.7

Disposal of Material Assets	0	0.04	(0.04)	(100)

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with

Taiwan-International Financial Reporting Standards, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a "non-GAAP financial measure”. EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) net other income , (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRS, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:·these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRS financial measures;·these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRS financial measures;·these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRS financial measures; and·these non-GAAP financial measures were not prepared in accordance with T-IFRS and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principles.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under T-IFRS, or as being comparable to results reported or forecasted by other companies.

A reconciliation of each non-GAAP financial measure to the most directly comparable T-IFRS financial measure or measures appears at the end of this press release.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX: 2412, NYSE: CHT) is Taiwan’s leading telecom service provider. The Company provides fixed-line, mobile and Internet and data services to residential and business customers in Taiwan.

Contact:	Fu-fu Shen
Phone:	+886 2 2344 5488
Email:	chtir@cht.com.tw